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SEC FILE NUMBER 000-09600
CUSIP NUMBER 126145101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:    03/31/05
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________
PART I -- REGISTRANT INFORMATION
CPAC, Inc. Full Name of Registrant
NONE Former Name if Applicable
2364 Leicester Road Address of Principal Executive Office (Street and Number)
Leicester, New York 14481 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] [ X ] [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In connection with the preparation of the Company's consolidated financial statements for the fiscal year ended March 31, 2005, certain items requiring adjustment to previously issued quarterly financial statements for the year ended March 31, 2005 were noted. More time is needed to complete management's assessment of the amount of the adjustments by quarter, and to finalize the consolidated financial statements.

The adjustments relate to inventory, and such adjustments should have been recorded in earlier quarterly periods. Based upon the work performed to date, the company expects to restate its previously filed Form 10-Q's relating to its fiscal 2005 quarters. Management currently does not believe any annual or quarterly financial statements for any period prior there to requires adjustment.

Management expects to finalize and file the Form 10-K for the fiscal year ended March 31, 2005 within the 15-day time period allowed under SEC rules.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Weldgen (Name)	585 (Area Code)	382-2342 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [   ] No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          CPAC, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 29, 2005	By: /s/ Thomas J. Weldgen Thomas J. Weldgen CHIEF FINANCIAL OFFICER